

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2013

Via E-mail
Gregory C. Liddy
President
Anchor CNGO Corp.
301 North E Street
Lake Worth, FL 33460

Re: **Anchor CNGO Corp.**
Amendment No. 2 to Registration Statement on Form S-1
Filed March 7, 2013
File No. 333-185745

Dear Mr. Liddy:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 3 in our letter dated February 5, 2013 as well as your response stating that you do not believe you are a shell company because you have devoted a significant amount of time to the development of your business and stating that a startup company, even one with a limited operating history, is not within the definition of a shell company. The time spent in the development of your business does not appear to include any operating activities. Furthermore, while a startup may not necessarily be a shell company by virtue of having a limited operating history, you do not appear to have engaged in any operating activities and, thus, it appears that you have no operating history regardless of your status as a startup. Furthermore, you appear to satisfy the definition of "shell company." Please revise your prospectus to disclose that you are a shell company and further disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on

the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities.

Risk Factors, page 4

Our Ability to Open Compressed Natural Gas Fueling Stations Requires Us…, page 4

2.   We note your response to comment 7 in our letter dated February 5, 2013 as well as the revision on page 8 of your disclosure stating that you "estimate[] that it will require approximately $422,000 to open [your] first compressed gas fueling station and $500,000 for each additional station." However, we note that your disclosure under this risk factor continues to state you "believe[] that [you] will require a minimum of $400,000…to build [your] first compressed natural gas fueling station." Please revise your disclosure to ensure that it is consistent.

Plan of Operation, page 11

Milestones to Implement Our Business Plan, page 11

3.   We note your response to comment 15 in our letter dated February 5, 2013 as well as the revisions to your disclosure and the statement that the activities required to open the initial station will be accomplished within 60 days after funding. Specifically, we note your claim that you will be able to accomplish activities such as preparing the site for installation of the CNG fueling system and purchasing and installing the CNG fueling system within 60 days after obtaining funding. Please revise your disclosure further to state the required time for each of the steps set forth in your disclosure under this heading.

Business, page 12

4.   We note your response to comment 16 in our letter dated February 5, 2013; however, we were unable to locate any revisions in your disclosure responsive to our comment. As previously requested, please revise the disclosure under this heading to state the form and year of your organization. Please see Item 101(h) Regulation S-K.

The Market Opportunity, page 12

5.   We note your response to comment 17 in our letter dated February 5, 2013 including your statement that you shall supplementally provide us with copies of the source documents for factual statements made in your disclosure. Additionally, we note the revision to your disclosure adding a reference to a Department of Energy website. We are not aware of any supplemental material provided by you in this regard. As previously requested, please substantiate the basis for any unsubstantiated claims or disclosures throughout your registration statement. In the event that you relied upon documents produced by

Gregory C. Liddy
Anchor CNGO Corp.
March 21, 2013
Page 3

third parties, please provide to us copies of the documents you relied upon. Please ensure that these documents are appropriately marked to highlight the sections relied upon and cross-referenced to your filing. In preparing your source materials for submission to us, please ensure that it will be apparent to us how the source materials support the corresponding statements in your disclosure, including the submission of any necessary supporting schedules that set forth your analysis of the source material.

6.   We note your response to comment 18 in our letter dated February 5, 2013 including your claim that "because the building and equipment for CNG stations are designed to be in compliance with environmental regulations [you are] not subject to specific identifiable costs for such compliance." Please revise your disclosure to discuss the costs and effects of designing, obtaining, installing or using building and equipment for CNG stations in compliance with environmental laws at the federal, state and local level. Please see Item 101(h)(xi) of Regulation S-K. By way of example only, if you intend to store natural gas above ground to avoid groundwater pollution and being subject to environmental laws governing groundwater pollution, please revise your disclosure to discuss the costs and effects to your business of this strategy.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director